Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-133210

FOR IMMEDIATE RELEASE

INCREMENTAL ADVANTAGE INITIATES COVERAGE OF THE IMMUNE RESPONSE

CORPORATION WITH PRICE TARGET OF $0.09 PER SHARE; ACCUMULATE RATING

Carlsbad, California – July 24, 2006 – The Immune Response Corporation (OTCBB: IMNR) announced today that IncreMental Advantage, an equity research firm, has initiated coverage on the Company with an Accumulate rating, and a price target of $0.09 per share. The Immune Response Corporation’s product pipeline has two clinical stage therapeutics in Phase II development, NeuroVax™ for multiple sclerosis (MS), and IR103 for HIV/AIDS. The report was issued by IncreMental’s highly experienced biotechnology analyst, Robert LeBoyer, who has more than 14 years of Wall Street experience.

IncreMental Advantage noted in the report that, “The current market capitalization is only $13.1 million. It is unusual to find such a company with two novel products in Phase II clinical trials.”

“We believe the Company’s clinical programs and valuation justify a market capitalization of $200 million to $225 million. If we divide market valuation by the total number of shares outstanding at this time (current), the valuation is $0.31 to $0.38 per share. Dividing market capitalization by fully diluted shares outstanding gives a valuation of $0.08 to $0.09 per share. When the current stock price is compared with the potential from the company’s products, its equity seems almost like a non-expiring option on the trials. We believe these factors make IMNR an undervalued stock,” concluded LeBoyer in his report.

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IncreMental Advantage’s research report on The Immune Response Corporation is available at http://www.roiny.com/clients-irc-research.php. For additional information, please email ROI Group Associates at imnr@roiny.com or call Mike Dodge at 212-495-0744.

IncreMental Advantage is an equity research and think tank that publishes research on companies and breaking developments on issues ranging from advertising to water utilities. IncreMental’s research is highly regarded among institutional and individual investors from all over the world. Their research and events are dedicated to helping senior executives and institutional investors achieve IncreMental Advantages in their fields of expertise.

About The Immune Response Corporation

The Immune Response Corporation (OTCBB:IMNR) is an immuno-pharmaceutical company focused on developing products to treat autoimmune and infectious diseases. The Company’s lead immune-based therapeutic product candidates are NeuroVax™ for the treatment of MS and IR103 for the treatment of HIV infection. Both of these therapies are in Phase II clinical development and are designed to stimulate pathogen-specific immune responses aimed at slowing or halting the rate of disease progression.

NeuroVax™, which is based on the Company’s patented T-cell receptor (TCR) peptide technology, has shown potential clinical value in the treatment of relapsing forms of MS. NeuroVax™ has been shown to stimulate strong disease-specific cell-mediated immunity in nearly all patients treated, and appears to work by enhancing levels of FOXP3+ Treg cells that are able to down regulate the activity of pathogenic T-cells that cause MS. Increasing scientific findings have associated diminished levels of FOXP3+ Treg cell responses with the pathogenesis and progression of MS and other autoimmune diseases such as rheumatoid arthritis (RA), psoriasis and Crohn’s disease. In addition to MS, the Company has open Investigational New Drug Applications (IND) with the Food and Drug Administration for clinical evaluation of TCR peptide-based immune-based therapies for RA and psoriasis.

IR103 is based on the Company’s patented whole-inactivated virus technology, co-invented by Dr. Jonas Salk and indicated to be safe and immunogenic in extensive clinical studies of REMUNE®, the Company’s first generation HIV product candidate. IR103 is a more potent formulation that combines its whole-inactivated antigen with a synthetic Toll-like receptor (TLR-9) agonist to create enhanced HIV-specific immune responses. The Company is currently

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testing IR103 in two Phase II clinical studies as a first-line treatment for treatment-naïve HIV-infected individuals not yet eligible for antiretroviral therapy according to current medical guidelines.

NeuroVax™ and IR103 are in clinical development and are not approved by any regulatory agencies in any country at this time. Please visit The Immune Response Corporation at www.imnr.com.

IncreMental Advantage was compensated by the Company in the amount of twenty thousand dollars for this report plus reimbursement of expenses incurred in connection with this report’s preparation. IncreMental Advantage can be contacted at 609-919-1895 ext. 104.

Recipients of the IncreMental Advantage research report should conduct their own investigation, confirmation and analysis of the information contained in the report, and should not act on the basis of any matter contained in the report without considering and, if necessary, taking appropriate legal, financial, and other professional advice upon the recipient’s own particular circumstances. Investors are advised to undertake their own investigation of the merits of investing in the Company profiled in this report.

This news release contains forward-looking statements. Forward-looking statements are often signaled by forms of words such as should, could, will, might, plan, projection, forecast, expect, guidance, potential and developing. Actual results could vary materially from those expected due to a variety of risk factors, including whether the Company will continue as a going concern and successfully raise proceeds from financing activities sufficient to fund operations and additional clinical trials of NeuroVaxTM or IR103, the uncertainty of successful completion of any such clinical trials, the fact that the Company has not succeeded in commercializing any drug, the risk that NeuroVaxTM or IR103 might not prove to be effective as either a therapeutic or preventive vaccine, whether future trials will be conducted and whether the results of such trials will coincide with the results of NeuroVaxTM or IR103 in preclinical trials and/or earlier clinical trials. A more extensive set of risks is set forth in The Immune Response Corporation’s SEC filings including, but not limited to, its Annual Report on Form 10-K for the year ended December 31, 2005, and its subsequent Quarterly Reports filed on Form 10-Q. The Company undertakes no obligation to update the results of these forward-looking statements to reflect events or circumstances after today or to reflect the occurrence of unanticipated events.

The Company has filed a registration statement (including a prospectus) with the SEC for the resale of the shares underlying its March 2006 private placement, consisting of $8 million of convertible notes, and $24 million of short-term warrants, all priced at $0.02 per share, plus certain other shares. This prospectus can be viewed at http://sec.gov/Archives/edgar/data/817785/000093639206000622/a18840b3e424b3.htm. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company will arrange to send you the prospectus if you request it by calling (760) 431-7080.

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REMUNE® is a registered trademark of The Immune Response Corporation. NeuroVaxTM is a trademark of The Immune Response Corporation.

INVESTOR CONTACT:	MEDIA CONTACT:	COMPANY CONTACT:
Robert Giordano ROI Associates	David Kyne Chamberlain Communications Group Inc.	Michael K. Green, COO & CFO The Immune Response Corporation
(212) 495-0201	(212) 884-0661	760-431-7080
rgiordano@roiny.com	dkyne@chamberlainpr.com	info@imnr.com